Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:13 20 Feb 2003
                  Number 7523H






RNS Number:7523H
GoldmanSachs International
20 February 2003


EMM DISCLOSURE
                                   FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International


Date of disclosure

20 February 2003


Contact name

Peter Highton


Telephone number

+44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc

Celltech Group plc

Six Continents plc

Capital Management and Investment plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:




In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk





                                           FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Oxford Glycoscience plc


Class of security

Ordinary Shares


Date of disclosure

20 February 2003


Date of dealing

19 February 2003


Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

0



Highest price paid*

0.00 GBP Sterling



Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

100,000


Highest price received*

1.8981 GBP Sterling


Lowest price received*

1.8981 GBP Sterling

*Currency must be stated




                                        FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Celltech Group plc


Class of security

Ordinary Shares


Date of disclosure

20 February 2003



Date of dealing

19 February 2003



Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

208,257


Highest price paid*

3.3604 GBP Sterling


Lowest price paid*

3.3350 GBP Sterling

Total number of securities sold

282,356


Highest price received*

3.3600 GBP Sterling


Lowest price received*
3.3294 GBP Sterling


*Currency must be stated



                                    FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
Six Continents plc


Class of security

Ordinary Shares


Date of disclosure

20 February 2003

Date of dealing

19 February 2003

Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Capital Management and Investment plc


Total number of securities purchased

1,290,802


Highest price paid*

6.1562 GBP Sterling


Lowest price paid*

5.7815 GBP Sterling


Total number of securities sold

147,988


Highest price received*

6.0965 GBP Sterling


Lowest price received*
5.8912 GBP Sterling



*Currency must be stated



                                   FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Capital Management and Investment plc


Class of security

Ordinary Shares


Date of disclosure

20 February 2003


Date of dealing

19 February 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Capital Management and Investment plc


Total number of securities purchased

100,000


Highest price paid*

0.2104 GBP Sterling

Lowest price paid*

0.2104 GBP Sterling


Total number of securities sold

0



Highest price received*

0.00 GBP Sterling

Lowest price received*

0.00 GBP Sterling



*Currency must be stated